UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04002908

SEC FILE NUMBER
8 - 51971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2003___ AND ENDING ___DECEMBER 31, 2003___
                                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SYNERGY CAPITAL I, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 JOHN STREET, 4TH FLOOR
(No. And Street)

SEC MAIL RECEIVED PROCESSING
FEB 2 5 2004
WASH. D.C. 181 SECTION

NEW YORK,	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. BERMAN   (212) 385-0537
                                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 05 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ STEPHEN J. BERMAN _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ SYNERGY CAPITAL I, LLC _____ , as of

_____ DECEMBER 31, 2003 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Notary Public

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).

SYNERGY CAPITAL I, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
    Synergy Capital I, LLC:

We have audited the accompanying statement of financial condition of Synergy Capital I, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Synergy Capital I, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 11, 2004

SYNERGY CAPITAL I, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 15,692
Note receivable - member	92,073
TOTAL ASSETS	**$ 107,765**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accrued expenses	$ 3,000
TOTAL LIABILITIES	3,000
Member's Capital	104,765
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 107,765

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Synergy Capital I, LLC (the "Company") was originally organized as a Subchapter S corporation in January 1996 in the State of New York. In January 2002, the company completed a stock purchase agreement ("Purchase Agreement") pursuant to which it converted to a Delaware limited liability company. At that time, CSG III, LLC purchased all of the outstanding membership interests of the company, formerly known as Synergy Capital Inc., upon the terms and conditions set forth in the Purchase Agreement. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") effective March 10, 2000.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Property and equipment is depreciated using the straight-line method over the estimated life of the asset.

NOTE 2.   INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on its share of the Company's income or loss.

NOTE 3.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2003, the Company had net capital of $12,692 and $7,692 of excess net capital.

NOTE 4.   RELATED PARTY TRANSACTIONS

The Company has a note receivable due from its member. It is a noninterest-bearing note, without a set repayment date. It is to be repaid at the discretion of the member.

For the period of January to October 2003, the Company shared office space with its sole member, Corporate Solutions Group ("CSG"). The landlord, also a related party, had elected to waive the rent for that time period. Subsequent to October, CSG entered into a lease with an unrelated third party for other office space. The Company is occupying a portion of this new space. CSG has elected to waive the rent and certain other overhead and administrative expenses that would otherwise be charged to the Company. CSG has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

In addition, the Company and CSG had an arrangement during 2003 whereby, on an as needed basis, a certain employee was shared between the two entities. For the year ended December 31, 2003, CSG reimbursed the Company $7,381 for use of this employee. Similarly, the Company reimbursed CSG $16,056 for the use of this employee, under the same arrangement, when this individual became an employee of CSG. This represented the actual payroll expense for the allotted time that the employee worked for the Company.

NOTE 5.   WRITE-OFF

The Company wrote off its $35,000 investment in International Interactive Commerce, Ltd. Series C preferred stock, which it originally made in 2001. The write-off was due to the investee's bankruptcy during 2003 which made the stock worthless.

NOTE 6.   PENSION PLAN

The Company maintains a non-contributory money purchase plan covering all full time employees who qualify as to length of service. It is the Company's policy to make contributions to the plan at the discretion of management. There was no contribution for 2003.